UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment 13)*

First Savings Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33621E 109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 33621E 109	13G	Page 2 of 5 Pages

1	Names of Reporting Persons First Savings Bank Employee Stock Ownership Plan Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization State of Indiana
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 335,958
	7	Sole Dispositive Power 309,006
	8	Shared Dispositive Power 26,952
9	Aggregate Amount Beneficially Owned by Each Reporting Person 335,958
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 4.69% of 7,169,826 shares of Common Stock outstanding as of December 31, 2021.
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 33621E 109	13G	Page 3 of 5 Pages

Item 1

(a)	Name of Issuer

First Savings Financial Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

702 North Shore Drive, Suite 300
Jeffersonville, Indiana 47130

Item 2

(a)	Name of Person Filing

First Savings Bank
Employee Stock Ownership Plan Trust
Trustee: TI-Trust, Inc.

c/o TI-Trust, Inc.
2900 North 23rd Street
Quincy, Illinois 62305

(b)	Address of Principal Business Office

702 North Shore Drive, Suite 300
Jeffersonville, Indiana 47130

(c)	Citizenship or Place of Organization

See Page 2, Item 4.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

See Page 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP NO. 33621E 109	13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.
(b)	Percent of class: See Page 2, Item 11.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Page 2, Item 5.
(ii)	Shared power to vote or to direct the vote: See Page 2, Item 6.
(iii)	Sole power to dispose or to direct the disposition of: See Page 2, Item 7.
(iv)	Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 33621E 109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN TRUST

Date: February 9, 2022	By: TI-Trust, Inc., Trustee

/s/ Craig Baker
Name: Craig Baker
Title: Senior Trust Officer